UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                     Penn Engineering & Manufacturing Corp.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   707389 10 2
                                 (CUSIP Number)

                     John W. Kauffman, c/o Duane Morris LLP
               4200 One Liberty Place, Philadelphia, PA 19103-7396
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (ss).240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See (ss).240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D



CUSIP No. 707389 10 2
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     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

                 Frederick W. Dreher

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    2.  Check the Appropriate Box if a Member of a Group (See Instructions).
        (a)
        (b) X

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    3.  SEC Use Only.
        ........................................................................

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    4.  Source of Funds (See Instructions).
        Not applicable.

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    5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e).

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    6.           Citizenship or Place of Organization. United States of America

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                  7.  Sole Voting Power.
Number of
Shares                   225,500 shares of Class A Common Stock
Beneficially      --------------------------------------------------------------
Owned by          8.  Shared Voting Power.
Each
Reporting                444,381 shares of Class A Common Stock
Person With:      --------------------------------------------------------------
                  9.  Sole Dispositive Power.

                         225,500 shares of Class A Common Stock
                  --------------------------------------------------------------
                  10. Shared Dispositive Power.

                         444,381 shares of Class A Common Stock
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     11.          Aggregate Amount Beneficially Owned by Each Reporting Person.
                  669,881 shares of Class A Common Stock

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     12.          Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions).

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     13.          Percent of Class Represented by Amount in Row (11). 19.9% of
                  the outstanding shares of Class A Common Stock

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     14.          Type of Reporting Person (See Instructions).

                            IN

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



                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         This Schedule 13D relates to the $.01 par value Class A common stock (the "Class A Common Stock") of Penn Engineering & Manufacturing Corp. (the "Issuer"). The address of the Issuer's principal office is 5190 Old Easton Road, P.O. Box 1000, Danboro, PA 18916.

Item 2.  Identity and Background.


    (a)           The name of the person filing this Schedule 13D is Frederick
                  W. Dreher.

    (b) The business address of Mr. Dreher is 4200 One Liberty Place, Philadelphia, PA 19103-7396.

    (c) Mr. Dreher is a general partner of Duane Morris LLP, a law firm, whose address is 4200 One Liberty Place, Philadelphia, PA 19103-7396.

    (d) During the last five years, Mr. Dreher has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, Mr. Dreher was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Dreher was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)           Mr. Dreher is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Contribution.

         Not applicable.

Item 4.  Purpose of Transaction.

         On February 28, 2003, Mr. Dreher became the co-trustee of family trusts described in Item 5(c) of this Schedule 13D, which hold an aggregate of 559,881 shares of Class A Common Stock. Mr. Dreher has also been the co-trustee of two other family trusts that hold an aggregate of 110,000 shares of Class A Common Stock. See Item 5 below. Mr. Dreher currently does not have any plans and is currently not considering any proposals that relate to or that would result in:

    (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than transfers to Daryl L. Swanstrom as beneficiary under two of the trusts described in Item 5, as such distributions may occur from time to time in accordance with the terms of such trusts;

    (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) any material change in the present capitalization or dividend policy of the Issuer;

    (f) any other material change in the Issuer's business or corporate structure;

    (g) changes in the Issuer's Certificate of Incorporation, Bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the Issuer by any person;

    (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

    (j)           any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

    (a) As of the date hereof, Mr. Dreher may be deemed to beneficially own an aggregate of 669,881 shares, or approximately 19.9%, of the outstanding shares of Class A Common Stock. See Item 5(c) below. Mr. Dreher does not have a direct or indirect pecuniary interest in the shares held by the trusts listed in Item 5(c) below and disclaims beneficial ownership of such shares, except with respect to his sole or shared voting and dispositive power over such shares in his capacity as co-trustee of such trusts.

    (b) Mr. Dreher has the sole power to vote and to direct the disposition of 225,500 shares of Class A Common Stock and shared power to vote and to direct the disposition of 444,381 shares of Class A Common Stock.

         Mr. Dreher shares the power to vote and to direct the disposition of 322,894 shares, or 9.6%, of the outstanding shares of Class A Common Stock with Kenneth A. Swanstrom. Kenneth A. Swanstrom is Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Swanstrom's business address is 5190 Old Easton Road, P.O. Box 1000, Danboro, PA 18916. To the knowledge of Mr. Dreher, during the last five years Kenneth A. Swanstrom has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of Mr. Dreher, during the last five years, Kenneth A. Swanstrom was not party to a civil proceeding of a judicial or an administrative body of competent jurisdiction as a result of which Kenneth A. Swanstrom was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Kenneth A. Swanstrom is a citizen of the United States.

         Mr. Dreher shares the power to vote and to direct the disposition of 121,487 shares, or .4%, of the outstanding shares of Class A Common Stock with Daryl L. Swanstrom. Mrs. Swanstrom is the President and Chief Executive Officer of Spyraflo, Inc. Mrs. Swanstrom's business address is 404 Dividend Drive, P.O. Box 2249, Peachtree City, GA 30269. To the knowledge of Mr. Dreher, during the last five years, Mrs. Swanstrom has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of Mr. Dreher, during the last five years, Mrs. Swanstrom has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of Mr. Dreher, during the last five years, Mrs. Swanstrom was not a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction as a result of which Mrs. Swanstrom was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Swanstrom is a citizen of the United States. On September 5, 1986, Mrs. Swanstrom and her husband, Lawrence M. Swanstrom, now deceased, entered into a Right of First Refusal Agreement (the "Agreement") with the Issuer. Pursuant to the terms of the Agreement, Mrs. Swanstrom may not sell, make a gift of, or otherwise transfer, assign or dispose of all or any part of the shares of Class A Common Stock that Mrs. Swanstrom owned on September 5, 1986, or acquired or may acquire thereafter, without first offering to sell such shares to the Issuer. The purchase price upon exercise of the option to buy such shares of Class A Common Stock by the Issuer will be the higher of the market price on the day prior to the day such shares are offered to Issuer, or the price offered by a third party for such shares. The terms of the Agreement are binding until December 31, 2006.

    (c) On February 28, 2003, Mr. Dreher was appointed co-trustee of the family trusts listed below, which beneficially own an aggregate of 559,881 shares, or approximately 16.7%, of the outstanding shares of Class A Common Stock of the Issuer.

         (i) Trust Under the Will of Gladys Swanstrom (co-trustee with Kenneth A. Swanstrom and PNC Bank, N.A.) - 125,950 shares.

        (ii) Trusts Under the Will of Klas A. Swanstrom (co-trustee with Kenneth A. Swanstrom and PNC Bank, N.A.) - 196,944 shares.

       (iii) Trust Under Deed of Klas A. Swanstrom dated January 12, 1973 (co-trustee with PNC Bank, N.A.) - 115,500 shares.

        (iv) Trust Under Item Fourth of the Will of Lawrence W. Swanstrom (co-trustee with Daryl L. Swanstrom and Bank of America Corporation) - 108,480 shares.

         (v) Trust Under Item Fifth of the Will of Lawrence W. Swanstrom (co-trustee with Daryl L. Swanstrom and Bank of America Corporation) - 13,007 shares.

       Since 2001, Mr. Dreher has been a co-trustee of two other family trusts:

        (vi) Trust Under Deed of Klas A. Swanstrom dated September 26, 1966 (co-trustee with PNC Bank, N.A.) - 77,000 shares.

       (vii)     Trust Under Deed of Gladys Swanstrom dated September 26, 1966
                  (co-trustee with PNC Bank, N.A.) - 33,000 shares.

    (d) Kirsti Swanstrom, the widow of Klas A. Swanstrom, is entitled to receive dividends paid on the shares held by Trusts Under the Will of Klas A. Swanstrom. Also, the trustees of those trusts may direct that assets of those trusts be paid to Kirsti Swanstrom for support and reasonable comfort, which assets may include all or part of the proceeds from any future sale of shares held in those trusts.

    (e)           Not applicable.

Note to Item 5:

         In addition to the shares of Class A Common Stock described in this
Item 5, Mr. Dreher, as co-trustee of the trusts listed above, may also be deemed the beneficial owner of an aggregate of 1,483,920 shares, or 10.6%, of the outstanding shares of the Issuer's Common Stock (non-voting) held by such trusts. Mr. Dreher does not have a direct or indirect pecuniary interest in such shares and disclaims beneficial ownership of such shares, except with respect to his sole or shared dispositive power over such shares of Common Stock in his capacity as co-trustee of such trusts.

         Neither the Issuer's Common Stock nor Class A Common Stock is convertible into another class of capital stock or any other security of the Issuer, except that in the event that a change of control occurs, (i) all of the then issued shares of Common Stock will automatically convert into an equal number of shares of Class A Common Stock, and (ii) all rights, warrants, or options to purchase shares of Common Stock, or other securities convertible into shares of Common Stock, will be converted into similar rights, warrants, or options to purchase, or other securities convertible into, an equal number of shares of Class A Common Stock. A change of control shall be deemed to have occurred if: (i) any person or group of persons, other than members of the Swanstrom Family (as defined below), directly or indirectly, purchases, or otherwise becomes the beneficial owner of, or has the right to acquire such beneficial ownership of, or, either solely or with others, acquires the right to vote or direct the disposition of voting securities of the Issuer representing more than 50% of the combined voting power of all outstanding voting securities of the Issuer, or (ii) during any period of two consecutive years, the individuals who at the beginning of such period constituted the Board of Directors (together with any new director whose election, or nomination for election by the Issuer's stockholders, was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the members of the Board of Directors then in office. For purposes of this change of control provision, the "Swanstrom Family" means Kenneth A. Swanstrom, Daryl L. Swanstrom, their respective spouses, descendants, heirs, estates, trusts in which any such person has a beneficial interest, and any partnership, corporation or other entity in which any such person has a controlling interest.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None, other than the provisions in trust instruments governing the trusts described in Item 5(c) of this Schedule 13D that relate to the trustee powers with respect to assets held in the trusts.

Item 7.  Material to Be Filed As Exhibits.

         None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    March 3, 2003                                  /s/ Frederick W. Dreher
                                                        -----------------------
                                                        Frederick W. Dreher